INVESTMENT MANAGEMENT

Reliable Partner | Reliable Investing®

(d)(5)(i)

May 1, 2023

Ms. Simran Su

Wellington Management Company LLP

280 Congress Street

Boston, MA 02210

Re: Modification of annual sub-adviser fee rate

Dear Ms. Su:

Pursuant to the Sub-Advisory Agreement, effective as of November 18, 2014 (the “Agreement”), between Voya Investments, LLC and Wellington Management Company LLP, we hereby notify you of our intention to modify the annual sub-adviser fee rate for Voya Multi- Manager International Equity Fund (the “Fund”), effective on May 1, 2023, upon all of the terms and conditions set forth in the Agreement.

Upon your acceptance, the Agreement will be modified to give effect to the foregoing by amending the Amended Schedule A of the Agreement. The Amended Schedule A, which indicates the annual sub-adviser fee rate for the Fund, is attached hereto.

Please signify your acceptance to the modified sub-adviser fee rate for the Fund by signing below where indicated.

Very sincerely,

By: /s/ Todd Modic_______

Todd Modic

Senior Vice President

Voya Investments, LLC

ACCEPTED AND AGREED TO:

Wellington Management Company LLP

By: Desmond Havlicek_________

Name: /s/ Desmond Havlicek_______

Title: Senior Managing Director____, Duly Authorized

AMENDED SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

VOYA INVESTMENTS, LLC

and

WELLINGTON MANAGEMENT COMPANY LLP

Annual Sub-Adviser Fee1
(as a percentage of average daily
Series	assets allocated to the Sub-Adviser)

Voya Multi-Manager International	[REDACTED]
Equity Fund

Effective date: May 1, 2023, in connection with a modification to the sub-advisory fee rate.

1For purposes of calculating the fees under this Agreement, the assets of Voya Multi-Manager International Equity Fund shall be aggregated with the assets of a Voya collective investment trust also sub-advised by Wellington Management Company LLP.